RBC RosBusinessConsulting

Securities and Exchange Commission
File No: 82-34864

[redacted]

17.03.2006

06011875

SUPPL

RECEIVED
2006 MAR 22 A 11:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs,

Please find attached the following document of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. The press releases 'RBC establishes an information agency in Ukraine'.

Sincerely yours,

Natalia Makeeva
Chief Investor Relations Officer

PROCESSED
MAR 22 2006
THOMSON
FINANCIAL

dlw 3/22

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: (095) 363-11-11, 363-11-22; fax: (095) 363-11-25.
Internet: http://www.rbc.ru

RBC RosBusinessConsulting

RBC establishes an information agency in Ukraine

Moscow, March 13, 2006. OAO RBC Information Systems (**RTS, MICEX: RBCI**), Russia's leading media and IT group, announces the expansion to the Ukrainian media market with the launch of the RBC Ukraine information agency (www.rbc.ua).

RBC Ukraine is a source of independent, objective and reliable information on economic and political events in Ukraine and the rest of the world. Real-time news broadcasts are accompanied by analytical comments on the country's key economic and political events, financial market reports, stock quotes and currency exchange rates. A team of Ukrainian reporters with high professional reputation and experience of successful cooperation with Ukraine's leading business media is providing the operation of the information service. RBC Ukraine has 60 employees, but it plans to expand its staff to about 100 people within one year.

Next month RBC is also planning to launch the daily online newspaper Utro-Ukraina (Morning Ukraine). The newspaper will offer its readers a broad coverage of public, cultural and political events. Gradually, RBC will roll out to the Ukrainian market other Internet projects, which are successful in Russia.

"We are entering Ukraine's media market with a fully-fledged infromation agency, which has an independent editorial policy," says Artyom Inutin, General Director of the Russian Information Agency RBC. "Our decision to expand to Ukraine is based on the proximity and economic integration of Ukraine and Russia. Besides, RBC's brand is already well known in Ukraine thanks to our online resources and the RBC TV business television channel. Ukraine's elite has been using RBC's information resources for many years already, and it is a logical step to offer our audience there Ukraine-dedicated financial, economic and other mass media in both the Ukrainian and Russian languages."

RBC hopes for a significant synergetic effect by bringing its own technology and software to the Ukrainian project, as well as its unique managerial skills and experience in the implementation of high-quality information projects.

During the first two years of operation, RBC Ukraine's main goal will be to gain the loyalty and trust of its audience and strengthen its position on the national media market. The main source of revenue for the company will be advertising on its own information resources.

Additional information.
RBC's main resource (www.rbc.ru) has the largest business audience among Russian media resources, at between 500,000 and 800,000 unique visitors a day. The combined monthly audience of RBC's online resources is more than 9 million people. A significant part of this audience is comprised of Russia's business and political elite, expert communities and those, who steer the development of the country. All this makes RBC a uniquely effective advertising platform. RBC TV is Russia's only 24-hour business television station broadcasting in all key regions of Russia with the audience of about 5 million people a month. RBC is also a long-term partner of the world's top news agencies such as Bloomberg L.P., Associated Press, LEXIS-NEXIS, Factiva (Dow Jones & Reuters), CNBC and CNN.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com